

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 27, 2017

W. Larry Cash
Chief Financial Officer and Director
Community Health Systems Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

      Re: Community Health Systems, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 21, 2017
             File No. 001-15925

Dear Mr. Cash:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             /s/ Terry French for

             Larry Spirgel
             Assistant Director
             AD Office 11 – Telecommunications